Exhibit 3.1

CERTIFICATE OF DESIGNATION AND

DETERMINATION OF RIGHTS AND PREFERENCES

OF

SERIES A PREFERRED STOCK
(Par Value $0.0001)

OF

ENVIRONMENTAL INFRASTRUCTURE HOLDINGS CORP.
_________________________________________

Pursuant to Section 151 of the
General Corporation Law of the State of Delaware
_________________________________________

The undersigned, Michael Parrish, does certify that:

1.	They are the Chief Executive Officer and director of Environmental Infrastructure Holdings Corp., a Delaware corporation (the “Company”).

2.	The Company is authorized to issue Twenty-Five Million (25,000,000) shares of preferred stock, none of which have previously been issued.

3.	The following resolutions were duly adopted by the Board of Directors:

WHEREAS, the Certificate of Incorporation of the Corporation provides for a class of its authorized stock known as preferred stock, comprised of Twenty-Five Million (25,000,000) shares, a par value of One-Hundredth of One Cent ($0.0001) per share, issuable from time to time in one or more series, none of which have previously been issued;

WHEREAS, the Articles of Incorporation authorize the Board of Directors of the Company to fix the dividend rights, dividend rate, voting rights, conversion rights, and rights and terms of redemption and liquidation preferences of any wholly unissued series of preferred stock, and the number of shares constituting the Series and the designation thereof, of any of them;

WHEREAS, it is the desire of the Board of Directors of the Company, to file a Certificate of Designation with the Secretary of State of Delaware, designating Twenty-Five Million (25,000,000) shares of Series A Preferred Stock, none of which have been previously issued;

WHEREAS, it is the desire of the Board of Directors of the Company, pursuant to its authority foresaid, to designate the rights, preferences, and limitations of the shares of Series A Preferred, and to file the Certificate of Designation for the Series A Preferred Stock the Company;

NOW, THEREFORE, BE IT RESOLVED, the Board of Directors does hereby provide for the issuance of a series of preferred stock for cash or exchange of other securities, rights, unpaid compensation or other property, and does hereby fix and determine the rights, preferences, restrictions, and other matters relating to the Series A Preferred Stock as follows:

Section 1.                      Designation, Amount and Par Value. The Series of preferred stock shall be designated as the Company’s Series A Preferred Stock, and the number of shares so designated shall be up to Twenty-Five Million (25,000,000), which shall not be subject to increase without the consent of the Holder(s) of the Series A Preferred Stock (the “Holder(s)”). Each share of Series A Preferred Stock shall have a par value of One-Hundredth of One Cent ($0.0001) per share.

Section 2.                      Dividends. The holders of the Series A Preferred Stock (the “Holders”) shall be entitled to receive non-cumulative dividends in preference to any dividend on the Common Stock.  The total of any and all dividends to be issued shall be pooled. Seventy-Five Percent (75%) of such pool shall be issued as a dividend to the Holders on a per share basis.  The remaining Twenty-Five Percent (25%) of the pool shall be issued as a dividend to the holders of the Common Stock according to the Company’s Bylaws, as amended.

Section 3.                      Voting Rights.

(a) Except as otherwise provided by applicable law and in addition to any voting rights provided by law, the holders of outstanding shares of the Series A Preferred Stock:

                                (i) shall be entitled to vote together with the holders of the Common Stock as a single class on all matters submitted for a vote of holders of Common Stock;

                                (ii) shall have such other voting rights as are specified in the Articles of Incorporation or as otherwise provided by Delaware law; and

                                (iii) shall be entitled to receive notice of any stockholders' meeting in accordance with the Articles of Incorporation and By-laws of the Company.

For purposes of the voting rights set forth in this Section 3(a), each share of Series A Preferred Stock shall have a voting right equivalent to Fifty (50) votes of Common Stock.

Section 4.                      Restrictions. Any sale, transfer, exchange, distribution or other conveyance whether with or without consideration (the “Transfer”) may only be conducted with Thirty (30) days prior notice and the consent of all other Holders of the Series A Preferred Stock, which consent may be withheld for any and all reasons.  Any Transfer conducted with the consent of all Holders of the Series A Preferred Stock, will result in a conversion at a rate of One (1) share of Series A Preferred Stock equaling Two (2) shares of Common Stock.  Any Transfer conducted without the consent of all Holders of the Series A Preferred Stock, will result in a conversion at a rate of One (1) share of Series A Preferred Stock equaling One (1) share of Common Stock.

Section 5.                      Liquidation, Dissolution or Winding Up.

(a) In the event of any liquidation or winding up of the Company, the Holder of the Series A Preferred Stock shall be issued Two (2) shares of Common Stock for every share of Series A Preferred Stock on liquidation prior to the conversion.

(b) A merger, acquisition, sale of voting control or sale of substantially all of the assets of the Company in which the shareholders of the Company do not own a majority of the outstanding shares of the surviving corporation shall be deemed to be a liquidation.

Section 6.                      Poison Pill. In the event that Two (2) or more shareholders who combined own more than Twenty Percent (20%) of the outstanding Common Stock enter into an agreement, arrangement, or understanding (not including solicitation of revocable proxies) for the purpose of acquiring, holding, voting, or the disposing of any voting securities of the Company, then the Holders of Series A Preferred Stock as a class shall be issued Two (2) shares of Common Stock for every share of Common Stock outstanding.

Section 7.                       Amendment. This Certificate of Designation constitutes an agreement between the Company and the Holder(s) of Series A Preferred Stock. It may be amended by a vote of the Board of Directors of the Company and the Holders of a majority of the outstanding shares of Series A Preferred Stock.

IN WITNESS WHEREOF, the Company has caused this Certificate to be executed by its Chief Executive Officer, and attested to by a Director this ____ of August, 2011.

By:___________________________________
Michael Parrish, CEO, Director

Acknowledgement

State of: _________________) s.s.:

County of: _______________ )

On this ______day of August, 2011, I certify that the preceding document is a true, exact, complete and unaltered copy made by me of the Certificate of Designation, presented to me by Michael Parrish.

[SEAL]

________________________________________

Name: _____________________, Notary Public

My Commission Expires: ________